COLUMBIA FUNDS SERIES TRUST I

225 Franklin Street

Boston, MA 02110

Writer’s Direct Contact

(212) 850-1703

August 7, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ATTN.:	Ms. Deborah O’Neal-Johnson

RE: Columbia Funds Series Trust I (the “Registrant”) on behalf of the following fund (the “Fund”):
Columbia Risk Allocation Fund
Post-Effective Amendment No. 204 (the “Post-Effective Amendment”)
Registration File Nos.: 2-99356; 811-04367

Dear Ms. O’Neal-Johnson:

Enclosed for filing on behalf of the Registrant is Post-Effective Amendment No. 204 to the registration statement of the Registrant on Form N-1A (the “Amendment”) under Rule 485(a)(1) of the Securities Act of 1933. The purpose of the Amendment is to register two new share classes to the Fund. The filing has no material differences from the Fund’s Post-Effective Amendment No. 202, which was filed on July 30th, other than those related to the addition of the new share classes.

No fees are required in connection with this filing.

If you have any questions or comments, please do not hesitate to contact the undersigned at 212.850.1703.

Very truly yours,

/s/ Joseph L. D’Alessandro
Joseph L. D’Alessandro
Assistant Secretary
Columbia Funds Series Trust I